

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 19, 2017

Mrs. Ellen R. Alemany
Chief Executive Officer
CIT Group Inc.
11 West 42nd Street
New York, New York 10036

      Re: CIT Group Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed March 16, 2017
             File No. 001-31369

Dear Mrs. Alemany:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Michael Volley

                              Michael Volley
                              Staff Accountant
                              Office of Financial Services